Section 8.2.1 of The Charles and Helen Schwab Living Trust


                  8.2.1 Special Trustees:  Charles Schwab Corporation.
             Notwithstanding the foregoing provisions, if neither grantor is serving as a Trustee, the Trustee of each trust hereunder serving from time to time is directed to grant a general proxy to vote all shares of stock of Charles Schwab Corporation, or successor entity, to those living from time to time, and able to serve, of the following three individuals: C. PRESTON BUTCHER, GEORGE R. ROBERTS and LARRY STUPSKI. Said individuals, or those or the one of them living and able to serve from time to time, shall in effect be Special Trustees of the trusts hereunder, for the purposes of voting said stock for benefit of such trusts. While three of them are so serving, they shall act by majority vote. If only two of them are so serving, they shall act by unanimous vote.





































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